INSPIRED BUILDERS, INC.
288 North Street
Georgetown, Massachusetts 01833

February 8, 2011,

VIA EDGAR and FEDERAL EXPRESS
Mr. Erin K. Jaskot, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Inspired Builders, Inc.
        Registration Statement on Form S-1
        Filed January 10, 2011
        File No. 333-171636

Dear Ms. Jaskot:

We are in receipt of your comment letter dated February 3, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1)
Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies” and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, our assessment of your status under the definition can be based only upon the representation of your proposed business in your registration statement. We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

Your disclosure indicates the following:

-	You are a development stage company with minimal revenues and have received a going concern opinion from your auditor;
-	You issue penny stock;
-	You have nominal assets consisting only of cash;
-	You will need additional funding in order to continue operating, but you have no current plans for additional financing; and
-	The registration statement contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide to us a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan, the disclosure should incorporate the company’s day-to-day operations. We may have additional comments following review of your revised disclosure.

Response: We do not believe that we need to comply with Rule 419 because we are not a blank check company. We have a specific business plan and have moved forward with our business operations. Specifically, while in the development stage, we are proceeding with our business plan to provide practical and affordable home renovations on a timely basis to homeowners that seek quality workmanship from experienced builders. We have taken certain steps in furtherance of our business plan including but not limited to completing and launching our website, www.inspiredbuilders.com, obtaining a full coverage general liability insurance policy of $1,000,000, engaging RenovationsExperts.com to send us leads on potential projects that homeowners need completed. Additionally, since inception we have completed 16 home renovation projects and generated revenue of approximately $25,000. We continue to learn about bidding for projects, pricing projects and budgeting our time and our resources. We spend approximately $150 per month on marketing and expect to increase that amount as we continue to grow our business.

We have no intention to enter into a reverse merger with any entity in an unrelated industry. We do not believe we are a blank check company as defined in Rule 419 of Regulation C of the Securities Act because we are running and operating our home remodeling business and do not expect or intend to enter into any merger, consolidation or business combination with an unrelated company or industry unless we believe it will enhance, improve or grow our business operations.  Based upon same, the S-1 has been revised to state that we do not consider ourselves a blank check company.  In accordance with this comment, we have included a business plan for the next twelve (12) months.

2)
We note that you currently have 11,025,000 common shares outstanding, of which 10,000,000 are held by Brendan Powderly, your sole officer and director, and 775,000 are being registered for resale by the selling security holders. Given the size of this offering relative to the number of shares held by non-affiliates, we believe this transaction might be a primary offering. We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415under the Securities Act of 1933. Please provide us with your analysis as to why this offering is a secondary offering that is eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) and is not a primary offering. Please provide a detailed response. To assist you in preparing your response, you may wish to refer to Question 612.09 of the Division’s Compliance & Disclosure Interpretations for Securities Act Rules.

Response: The securities covered by our Registration Statement are being registered on behalf of 30 unaffiliated selling stockholders and not on behalf of the Company.

Rule 415(a)(1)(i) states in relevant part as follows:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the         future, provided that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

Our resale Registration Statement covers 775,000 shares of our common stock currently held by thirty (30) selling stockholders. None of the selling stockholders is a subsidiary or parent company of the Registrant. We will not receive any of the proceeds of the offering by the selling stockholders. In addition, we have no arrangement, express or implied, with any of the selling stockholders for the purpose of selling any shares of common stock or with respect to the use of proceeds therefrom.

Approximately 83.3% (25 of 30) of the selling stockholders named in the Registration Statement, holding an aggregate of approximately 83.8% of the shares of common stock to be registered (650,000 of 775,000 shares), acquired such securities in connection with our private placement of common stock pursuant to Regulation D Rule 506 completed in November 2010 at an offering price of $0.01 (the “November 2010 Private Placement”). The remaining 5 shareholders received their shares in connection with services rendered to the Company and such shares were approved and issued October 8, 2010.

The Company believes that the factors set forth in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules Telephone Interpretation No. D-29 are relevant to the transaction covered by the Registration Statement and weigh heavily in favor of our conclusion that the transaction to be registered should be deemed as a secondary offering rather than a primary offering.

The Staff noted in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules and Telephone Interpretation No. D-29 that if an “offering is deemed to be on behalf of the issuer, the Rule [415] will in some cases be unavailable” and “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. ” (emphasis added). We have examined each of the enumerated factors in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules and Telephone Interpretations No. D-29 and believe that the facts demonstrate that the selling stockholders are engaged in secondary resales and are not, and were not, acting as underwriters. Each of these factors is discussed below.

(a) How long the selling shareholders have held the shares

We are registering 775,000 shares in our Registration Statement. Twenty five (25) selling stockholders holding 650,000 out of 775,000 shares to be registered acquired their shares in connection with the November 2010 Private Placement transaction. Of the 650,000 shares, 75,000 of those shares were sold between March and September 30, 2010. These selling stockholders have held their shares for over two months. The other five (5) selling stockholders acquired their shares on October 8, 2010. Each of these selling stockholders also represented and warranted to the Company that it acquired the securities for investment purposes and not with the intention of effecting a distribution thereof.

(b) Circumstances under which the selling shareholders received them

All the shares being registered for resale under the Registration Statement were issued in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D. As disclosed above, 650,000 out of 775,000 shares to be registered were acquired by 25 selling stockholders in connection with the November 2010 Private Placement transaction. Among them, all 25 are individual investors. All of the terms of the private placement transactions, including the purchase price, were established in arms’ length negotiations between parties. All private placement transactions have been completed and are not ongoing. The selling stockholders’ purchase price, if applicable, in each private placement transaction was fully committed, at market risk and irrevocably paid at closing. In addition, at the time the securities were issued to the selling stockholders, the selling stockholders could not, after they paid for and acquired the securities being registered, immediately sell those securities in the public markets. All of the securities outstanding to be registered bore restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Securities Act.

(c) The investor’s relationship with the issuer

None of the selling stockholders are, as of the date hereof or was, as of the date the initial Registration Statement was filed, “a subsidiary of the registrant or a person of which the registrant is a subsidiary.” None of them are currently officers or directors of the Company. In addition, none of the investors in the November 2010 Private Placement had any prior relationship with us and prior to the private placement transaction did not own any stock of the Company. In addition, none of the other selling stockholders participating in the offering beneficially own more than 10% of our common stock.

(d) The Amount of Shares Involved

As of the date hereof, we have 11,025,000 shares of common stock issued and outstanding. The selling stockholders seek to register 775,000 shares of common stock, or approximately 100% of the issued and outstanding shares held by non-affiliates.

The issue raised by the Staff is whether the offering described in the Registration Statement should be viewed as a secondary or primary offering due to the number of shares being registered. We do not believe that the percentage of our outstanding common stock that is being registered for resale under the Registration Statement should prevent us from relying on Rule 415(a)(1)(i). Instead, we believe that it is typical and reasonable for a Company, like us, with a recent private placement, to register an amount of shares exceeding 1/3 of its outstanding, non-affiliate shares. When we conducted the November 2010 Private Placement, we had one majority shareholder who owned 10,000,000 shares and there were no shareholders who were non-affiliates.

(e) Whether the sellers are in the business of underwriting securities

All of the selling stockholders in the Registration Statement are either, individual investors or holders of shares for services rendered. Except as disclosed below, none of the selling stockholders are a registered broker-dealer or an affiliate of a broker-dealer. In addition, each of the selling stockholders has represented to us that it is not and has never been an underwriter or related person or a person associated with an underwriter or related person, including, without limitation, with respect to the proposed public resale of the shares covered under the Registration Statement. Each selling stockholder purchased or acquired the shares in the ordinary course of business and that at the time of the purchase or acquisition of the shares to be resold hereunder, it had no intention to participate in any capacity in the proposed public resale of such shares. Moreover, no issuance of shares covered by this Registration Statement was conditioned upon the prior effectiveness of a registration statement or otherwise the selling stockholder’s ability to resell the underlying shares.

(f) Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

The selling stockholders are not acting as a conduit for the Company. As described above, all the shares being registered for resale under the Registration Statement were issued pursuant to valid and customary Regulation D, Rule 506 and Section 4(2) private placement transactions negotiated at arms’ length between parties. We believe none of the selling stockholders are affiliates of the Company.

In addition, each of the selling stockholders bears the full economic and market risk relating to its investment for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under an applicable exemption from registration). Each of the selling stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling stockholders are proposing to resell. We will not receive any proceeds from sales of the securities by the selling stockholders and we have no agreement or arrangement with any of the selling stockholders regarding the use of any such proceeds. As a result, each of the selling stockholders has been subject to not only market risk, but also the risk that the Registration Statement would not be declared effective promptly, for a significant period of time.

Given the breadth of holdings of the selling stockholders, and the lack of affiliation of the selling stockholders with us, as well as the other factors described above, we respectfully submit that no selling stockholder is acting as a conduit of the Company. Instead, this registration is simply a secondary offering being registered as required by the controlling documents relating to the Company’s issuances of its common stock in various transactions.

Prospectus Summary, page 1

3)
Please revise your summary of the offering to state that your selling security holders will sell at a fixed price of $0.05 per share until your common stock is quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.

Response: On page 1, in the Offering Section of the Prospectus Summary, we included the disclosure that our security holders will sell at a fixed price of $0.05 per share until our common stock is quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.

4)
Please revise the disclosure pertaining to Rule 144 to address the unavailability of Rule 144, as it appears from your disclosure that you have both nominal operations and nominal assets consisting solely of cash, and may therefore be a shell company, See Rule 405 of Regulation C.

Response: On page 1 of the Prospectus Summary, under the Section Termination of the Offering, we revised our disclosure to state that the shares offered in this offering are not eligible to be resold under Rule 144 because of our no or nominal assets. And that the shares can only be sold under an effective registration statement until such time that all the conditions of Rule 144(i) are met.

Risk Factors, page 5

The Offering Price of the Common Stock was Determined Based n the Price … page 5

5)	This risk factor appears twice on page 5. Please remove the duplicative risk factor.

Response: On page 5, we removed the duplicative risk factor.

Special Note Regarding Forward-Looking Statements, page 6

6)
Certain sections of your disclosure do not appear applicable, such as the references to “statements regarding our and their management’s expectations” and “the potential effects on the parties and the transaction.” Please revise this section so that it is applicable to your current registration statement.

Response: On page 6, we revised our disclosure of the Special Note Regarding Forward-Looking Statements to remove any reference to “our and their management’s expectations” and “the potential effects on the parties and the transaction.”

Determination of the Offering Price, page 6

7)
We note your statement that you “will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus.” It is our understanding that OTCBB is not an issuer listing service, that only market makers can apply to quote securities on the OTCBB, and that issuers may contact an authorized OTCBB market maker for sponsorship of a security on the OTCBB. Please remove statements indicating that you will apply for quotation and instead clarify whether you have contacted a market maker for sponsorship. We note your disclosure that “[t]here can be no assurance that a market maker will agree to file the necessary documents with FINRA,” and your disclosure on page 13 that you “anticipate applying for quoting of [y]our common stock on the OTCBB upon the effectiveness of the registration statement …”

Response: On page 6, we have revised our statements to make it clear that we have not yet contacted a market maker for sponsorship in obtaining a quotation on the OTCBB. We have also removed any statement indicating that we will apply for quotation.

Selling Security Holders, page 7

8)
We note that the security holders of 125,000 of the shares that are being registered received such shares for “services rendered.” Please include a complete description of the transactions in which such security holders acquired their shares, including identifying such security holders, the date(s) of the transaction(s), the number of shares received in each transaction, and a description of the services rendered in exchange for such shares.

Response: On page 7, in the Selling Security Holders chart, we have placed a footnote (2) next to each of the 5 individuals who received 25,000 shares, each, as consideration for services rendered. We included in the footnote, the shares were issued in February 2010, as consideration for services rendered including preparation and filing of Articles of Incorporation, drafting by-laws and other corporate documents and various corporate resolutions. Additionally, these shareholders also assisted us with some marketing efforts, including layout and hosting of our website and helping us list in the yellow pages.

Description of Business, page 10

General

9)
Please revise the disclosure throughout this section and, as appropriate, elsewhere in the filing, to clearly differentiate between your current business activities and your prospective business goals. For example, we note that your disclosure states that you “can build and install custom mantelpieces and shelving,” that you “can redecorate a homeowners bedroom,” and that you “can install ceramic in the kitchen …” In addition, under “Competition” on page 13, you note that you “will also compete with the ‘do-it-yourself” market…” (emphasis added). These are only examples.

Response: On page 10 and throughout the Description of Business section, we have revised our disclosure to clearly differentiate between our current business activities and our prospective business goals. Specifically, the first part of the Description of Business includes the projects that we have already completed. The second part of the section describes the projects that we can complete but have not yet completed. While we are able to complete all the work that we describe on our website, we have not yet been hired to work on all the different types of home improvement projects possible.

Typical Home Repairs, Upgrades or Improvements, page 11

10)
We note your description that your typical home repairs, upgrades and improvements focus on kitchen upgrades, bedroom upgrades, shelving and closet upgrades and flooring. To assist investors in understanding the scope of your business in each of these areas, please revise your disclosure to indicate the percentage of your revenue contributed by each of these services, in addition to the current operational status of each service.

Response: On page 11, we have revised our disclosure to show the 16 projects that we have complete since inception and we include a table that shows the type of project, the revenue generated from it and the percentage of total revenue for the project.

11)	Please revise your disclosure to provide support for the statement that you “have the experience and knowledge to install any type of flooring that a homeowner could request.”

Response: On page 11, we have revised our disclosure and removed the statement that we “have the experience and knowledge to install any type of flooring that a homeowner could request.” We have replaced that section with a more descriptive analysis of the type of flooring that we can install. Specifically, we state that we can install ceramic tiling, fix or replace cracked tiles, install hardwood floors or stain and refinish hardwood floors. In fact, one of our contracts last year was for the installation of hardwood floors.

Marketing Objectives, page 11

12)
We note your statement that your marketing plans include working with other local builders, advertising in local newspapers, circulars and local billboards, relying on word of mouth, and enrolling in RenovationExperts.com. Please revise this section to discuss in detail when you plan to begin each of these specific marketing efforts, including, but not limited to, when you expect that you will be enrolled with RenovationExperts.com. In particular, we note your disclosure on page 2 that you have “taken certain steps in furtherance of [your] business plan and ha[ve] started to advertise and market in local newspapers and with online referral websites.”

Response: On page 11, we have revised our disclosure to state that we have already enrolled with RenovationExperts.com and have been getting 2-3 leads per day. However, we have not responded to any of the leads, yet, because we have been working on other projects related to Inspired Builders. We also disclose that we have not yet advertised in local newspapers, circulars or billboards because our advertising in those mediums will be dependent on the success of RenovationExperts.com.

Customers, page 12

13)
Please revise your disclosure to include the number of customers you have provided services for since February 24, 2010. We believe this information may be useful to give investors a sense of the extent to which you have established your business in the Boston, Massachusetts area.

Response: On page 12, we have revised our disclosure to state that we have completed 16 jobs since inception. We also disclosed that all projects were within 25 miles of Georgetown, Massachusetts and the projects included everyday handyman jobs, refinishing walls, remodeling a bathroom, installing screen doors, building a three season porch, fixing a set of oak stairs and dry-wall and sheetrock maintenance.

Company’s Professional Licenses and Registrations, page 12

14)
Please remove the reference to www.mass.gov/oca. By including the reference, the information contained in the website may be deemed to be part of the prospectus and you may be responsible for all information contained in such website. See SEC Release No. 33-7856.

Response: On page 12, we have removed the reference to www.mass.gov/oca.

Employees, page 13

15)
We note your disclosure that Mr. Powderly is your only employee. Please advise as to whether Mr. Powderly is a full time employee, and whether you ever hire any additional employees to assist with the home repairs, upgrades or improvements.

Response: On page 13, we have revised the disclosure to make it clear that Mr. Powderly is a full time employee and that any additional assistance that we require on a project are contracted for on a part-time independent contractor basis.

Description of Property, page 13

16)
Please disclose whether you have entered into a lease agreement for the property at 288 North Street. To the extent that you have, please file the lease agreement as an exhibit to the registration statement.

Response: On page 13, we have disclosed that the property at 288 North Street is owned by our sole officer and director and there is no lease agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 14

17)
We note that you had $18,925 in revenue for the period from February 24, 2010 to September 30, 2010. Please revise your disclosure to discuss the source of such revenue, including the type of repair and home improvement jobs that contributed to such revenue.

Response: On page 14, we have revised our results of operations to include a section for construction revenue, where we disclose the source of our revenue and the type of repair and home improvement jobs that contributed to the revenue. The following chart is included in the S-1:

Construction Revenue

For the period from February 24, 2010 (inception), to September 30, 2010, we have completed 14 home improvement projects for homeowners and generated revenue of $18,925. The following is a list of each project that we completed and the amount of revenue generated from the project:

Project	Revenue Generated
Handyman Work*	$ 1,440
Handyman Work*	$ 358
Handyman Work*	$ 292
Handyman Work*	$ 361
Handyman Work*	$ 108
Bathroom Remodel	$ 6,570
Interior Trim	$ 2,555
Carpentry, Sheetrock and Staircase	$ 1,468
Hardwood Floor	$ 1,500
Exterior Trim	$ 400
Exterior Bulkhead	$ 1,100
Screen Door	$ 150
Patio	$ 1,886
Fence Repair	$ 737
Total	$ 19,859

* the Handyman Work consists of assisting homeowners in doing smaller home repair projects including, touch-up painting, fixing/patching drywall, securing a cabinet to a wall, changing lightbulbs, installing a threshold on a door, fixing nailpops and other small projects that homeowners need tended to.

Liquidity and Capital Resources, page 15

18)
Please significantly enhance the disclosure in this section to describe the steps you intend to take and anticipated expenses to implement your business model, as well as your timetable for doing so. In this regard, we note your disclosure that you currently have no financing, and it is unclear how you plan to develop your business.

Response: On page 15, we have enhanced our disclosure to include the steps that we intend to take to implement our business. Most of the steps relate to increasing customer awareness and advertising and marketing. We expect to incur costs of $1,000 for up-front marketing expenses, including purchasing magnetic logos for our officer’s vehicle and purchasing t-shirts with our logo so we can demonstrate a professional appearance when we are bidding on projects and working. Additionally, we expect to spend approximately $500 per month on advertising costs.

Directors, Executive Officers, Promoters and Control Persons, page 17

19)	You disclose the term of office for your director and executive officer both on page 17 and page 18. Please reconcile this disclosure and provide it only once in this section.

Response: On page 17, we have reconciled our disclosure to disclose that our executive officers are appointed by our Board of Directors and hold their offices until they resign or are removed by the Board. Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. We have removed the disclosure on page 18.

20)	Please provide the information required by Item 407(a) of Regulation S-K.

Response: On page 17, we have provided all the information required by Item 407(a) of Regulation S-K, including that our board of directors does not include any independent directors and our board of directors has not organized any committees. Additionally, I disclose that the OTC Bulletin Board does not require that our board of directors consist of an independent board of directors.

Executive Compensation, page 18

21)	In narrative form, please disclose the material terms of any unwritten employment arrangement you have with Mr. Powderly. See Item 402(o)(1) of Regulation S-K.

Response: On page 18, we have disclosed the material terms of Mr. Powderly’s employment agreement. Mr. Powderly entered into a one-year employment agreement where he agreed to a salary of $25,000 per year with the possibility of a performance bonus passed on gross revenue and net income.  We have also attached a copy of the employment agreement to the Registration Statement on Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 19

22)
You state that the shares beneficially owned by your executive officers and directors as a group includes 2 persons. Please revise your disclosure to clarify that this group includes only Mr. Powderly.

Response: On page 19, we revised our disclosure to state that the shares beneficially owned by our executive officers and directors as a group includes only 1 person.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

23)
We note that Mr. Powderly may from time to time provide advances to you for working capital purposes. Please clarify whether you have entered into any related party transactions with Mr. Powderly, and if so, please provide the disclosure required by Item 404(d) of Regulation S-K.

Response: On page 19, we disclosed that Mr. Powderly loaned the Company $3,000 to pay certain professional fees, state filing fees and to begin implementing our marketing strategy. We used a portion of these funds to enroll in RenovationExperts.com. The note that we issued to Mr. Powderly is due one-year from the issue date and bears no interest.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 19

24)	Your disclosure relating to indemnification appears twice in this section. Please revise accordingly. We note similar duplication of the disclosure on page 21.

Response: On page 19, we have removed the duplicative disclosure relating to indemnification.

Other Expenses of Issuance and Distribution, page 20

25)
We note that you estimate the expenses of the issuance and distribution to be approximately $19,000. However, we note your disclosure on page 9 that you estimate the expenses of the registration of the shares to be approximately $30,000. Please reconcile your disclosure accordingly.

Response: On page 9, we have revised our disclosure to state that we estimate the expenses of the registration of the shares to be approximately $19,000.

Recent Sales of Unregistered Securities, page 21

26)
We note that you issued 125,000 shares of your common stock to certain individuals for “services to be provided.” Please revise your disclosure to name the individuals who received the shares, the number of shares each individual received, and to describe the services to be provided for the issued shares. Further, we note your disclosure on page 7 that the same shares were issued for “services rendered.” Please clarify whether such services have or have not been completed.

Response: On page 21, we revised our disclosure to include the names of each individual that received the shares and how many shares each individual received. In addition, we disclosed that they received the shares for work they did preparing and filing state corporate documents, drafting and preparing corporate by-laws and corporate resolutions and in their efforts assisting us developing our website and working on our marketing opportunities. These services have already been completed.

27)
We note your disclosure on page 22 that your offering of 650,000 shares was completed in March 2008. However, we note your disclosure on page 7, and elsewhere in the prospectus, that this offering was completed in November 2010. Further, we note that on January 10, 2011, you filed a Form D listing the date of first sale for such offering as March 15, 2010. Please reconcile your disclosure accordingly.

Response: On page 22, we have revised our disclosure to state that the offering was completed in November 2010. We made our first sale in the offering on March 15, 2010 but the offering did not close until November 2010.

28)
We note your disclosure in Note 7 to your financial statements that you issued “75,000 shares of common stock for a subscription payable ($0.01/share) for $750 proceeds that were received during the period February 24, 2010 to September 30, 2010.” Please revise your disclosure to include the information required by Item 701 of Regulation S-K with respect to such issuance.

Response: On page 22, we revised our disclosure to include all the information required by Item 701 of Regulation S-K, including the securities sold, that there were no underwriters involved, the names of the purchasers, the consideration paid and the exemption that was relied upon, with respect to the recent sale of unregistered securities pursuant to our offering under Rule 506 of Regulation D where we sold 650,000 for aggregate gross proceeds of $6,500.

Exhibit 5.1

29)	Please have counsel revise the opinion to consent to the use of its name under the caption “Interests of Named Experts and Counsel” on page 10.

Response: On page 10, we have removed the reference to Anslow & Jaclin, LLP opining on the validity of the common stock being offered pursuant to this registration statement. As we discussed, pursuant to Item 509 of Regulation S-K, Anslow & Jaclin, LLP did not receive a fee on a contingent basis and has not received “in connection with the offering, a substantial interest, direct or indirect, in the registrant…” Accordingly, we have not requested Anslow & Jaclin, LLP to revise their legal opinion.

Exhibit 23.1

30)	Please have your auditor revise its consent to also include its consent to the use of its name under the caption “Interests of Named Experts and Counsel” on page 10.

Response: On page 10, we have removed the reference to Donahue Associates, LLC opining on the validity of the common stock being offered pursuant to this registration statement. As we discussed, pursuant to Item 509 of Regulation S-K, Donahue Associates, LLC did not receive a fee on a contingent basis and has not received “in connection with the offering, a substantial interest, direct or indirect, in the registrant…” Accordingly, we have not requested Donahue Associates, LLC to revise their legal opinion.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brendan Powderly
Brendan Powderly
CEO and Director